

March 14, 2011

Gary S. Ohlbaum
Chief Executive Officer
Global Gate Property Corp.
2519 East Kentucky Avenue
Denver, CO 80209

> **Re: Global Gate Property Corp.**
> **Form 8-K**
> **Filed October 25, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2010**
> **Filed November 22, 2010**
> **File No. 000-53220**

Dear Mr. Ohlbaum:

We have reviewed your response letter dated February 15, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed October 25, 2010

1.   We note your response to our prior comment one. We will continue to monitor your filing for your Rule 8-04 financial statements for Macoy Capital Partners, Inc. and related Rule 8-05 pro forma financial information.

Form 10-K/A for the year ended December 31, 2009

General

2.   We note your response to our prior comment two. We are unable to agree with your conclusion that it is appropriate to retroactively restate your non-controlling interest balance for periods prior to January 1, 2009. Please revise your filings accordingly.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3438 if you have questions.

                                        Sincerely,

                                        Robert Telewicz
                                        Senior Staff Accountant